UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 15, 2019

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 15, 2019, we issued an offering overview discussing our financial results for the quarter ended September 30, 2019. The text of the offering overview is set forth below.

Q3 2019*

MOGULREIT II

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$20,648,235
	TOTAL ASSET VALUE[2]	$127,880,750
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	NUMBER OF INVESTMENTS	7
	TOTAL NUMBER OF MULTIFAMILY UNITS	1,538
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
KEY OBJECTIVES	ANNUALIZED DISTRIBUTION RATE[3]	4.5%

● To realize capital appreciation in the value of our investments over the long term	DISTRIBUTION FREQUENCY	Quarterly
● To pay attractive and stable cash distributions.	TAX REPORTING FORM	1099-DIV

PORTFOLIO STATISTICS 4

*All data as of September 30, 2019.

1 Aggregate value of all underlying investments in MogulREIT II, Inc. based on the current outstanding investment amount, including outstanding cash.

2 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset.

3 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the $10.00 per share purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount as of September 30, 2019.

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INVESTMENT ACTIVITY

Distributions

The board of directors authorized a distribution for the third quarter of 2019 on June 25, 2019. MogulREIT II has declared distributions on a quarterly basis since January 1, 2018 which equate to approximately 4.5% on an annualized basis based upon the $10.00 per share purchase price.

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
2018	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
2019	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%

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INVESTMENT ACTIVITY

Investment Updates

The Clover on Park Lane (formerly Serendipity Apartments)

Location: Dallas, TX

Total Investment: $4,000,000

Outstanding Principal (as of 09/30/19): $4,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: In Q3 2019, revenue increased 1.5% quarter over quarter, due to a 38% decrease in concessions, a 12% decrease in loss to lease, and a 66% decrease in loss to down units. Regarding the down units, the real estate company has been conducting foundation repairs to bring previously down units back online. Q3 2019 represented the second highest revenue quarter of operation.

Expenses increased 6.1% quarter over quarter due to seasonal increases in utility costs and increased liability insurance expense. As a result of the expense increases, the property net operating income for Q3 2019 decreased by 4.2% quarter over quarter. The property is currently 93% occupied.

The real estate company has completed 67% of the unit renovations, or 228 of the 343 units, and 97% of the exterior and common area improvements. As a result, the real estate company has begun conversation to refinance the property in Q1 2020 to reduce the interest rate on the senior loan and take the project to completion. The real estate company believes that a refinance would return a portion of equity invested.

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Brooklyn Portfolio

Location: Brooklyn, NY

Total Investment: $3,000,000

Outstanding Principal (as of 09/30/19): $3,000,000

Purpose of Investment: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: As of September 2019, portfolio occupancy was 98%, and there were only two vacant units in the 112-unit portfolio. During Q3 2019, one unit was leased at $2,250 per month, a 11.1% negative variance to the previous lease. Quarter over quarter income increased by 0.8% due to better rent collections.

Expenses decreased 6.9% quarter over quarter due to seasonality of utilities and cost control on maintenance expenses, which was partially mitigated by increased insurance costs. Net operating income for the quarter reflected a 5.4% positive variance quarter over quarter.

As previously communicated, the original business plan for the properties was to execute tenant buyouts to vacate rent-stabilized units, renovate such units and re-lease them at higher market rents; however, this business plan has been paused due to the new rent control laws in New York, which have disincentivized such business plans by capping potential rent increases on the tenancy.

In June 2019, the New York Senate passed new statewide rent regulation laws, which drastically limit the rent increases landlords can charge tenants to cover the costs of renovations and repairs to both buildings and individual units. These new laws eliminate much of the incentive for landlords to perform buyouts and upgrade individual units and buildings, as landlords are no longer able to secure the rent increases to justify the renovation costs. In response to this, also in June 2019, two real estate trade groups representing a consortium of New York landlords filed a lawsuit in federal court challenging the constitutionality of the law. In November 2019, a second lawsuit was filed by a separate group of landlords. We are tracking these lawsuits as they work their way through the courts.

Many New York landlords are in a holding pattern until the litigation moves through the courts and the market settles from the recent changes. The real estate company will continue to push rents as much as they can within the limits of the current laws. From an operations perspective, we continue to work with our partner to identify efficiencies across the portfolio to decrease expenses and increase NOI.

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Villas del Sol I & II (formerly Plano Multifamily Portfolio)

Location: Plano, TX

Total Investment: $1,000,000

Outstanding Principal (as of 09/30/19): $1,000,000

Purpose of Investment: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: For Q3 2019, the portfolio continued to outpace proforma as occupancy increased from 94% in Q2 to 97% in Q3, revenue increased 5.9% quarter over quarter, and expenses were controlled.

Q3 2019 net rental income increased 12.1% year over year and has expanded every quarter since acquisition. In addition to increases in rents, the real estate company has been focusing on increasing ancillary income and utility billbacks from the tenants, which increased 15.2% over Q2.

Expenses were controlled during Q3 with only slight increases to marketing and administrative expenses which were expected with increased leasing volume. The portfolio was reassessed earlier in 2019 which resulted in higher quarterly tax escrows. When taxes are normalized, expenses increased 4.5% quarter over quarter primarily due to seasonal utility increases and a significant increase to insurance.

Due to revenue performance, Q3 net operating income increased 7.1% over Q2.

With respect to the portfolio’s capital projects, the real estate company completed the laundry upgrades to both properties in Q3 2019. To date, 59 units have been upgraded with new flooring, appliances, backsplash and lighting packages as part of the interior renovation business plan.

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Villas de Toscana, (formerly Tuscany at Westover Hills)

Location: San Antonio, TX

Total Investment: $1,000,000

Outstanding Principal (as of 09/30/19): $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: For Q3 2019, Villas de Toscana continued its high occupancy, ending the quarter at 94% occupancy, a 3% decrease quarter over quarter.

Gross operating income increased 2.8% quarter over quarter. While net rental income remained static quarter over quarter as small increases to market rents were offset by small increases to vacancy, concessions and bad debt, other income and utility reimbursements grew by 93% and 16% respectively. The large increase to other income was due to pet fees and late fees.

On the expense side, controllable expenses were maintained quarter over quarter, but accruals for property taxes and insurance significantly increased. There was a large reclassification of unit turnover costs to capital expenditures on the balance sheet, which positively skewed operating expenses. After normalizing for the unit turnover costs, operating expenses decreased 3.7% quarter over quarter. As a result of the positive variances for revenue and expenses, net operating income increased by 11.6% quarter over quarter.

Notwithstanding the net operating income increase, capital expenditures, insurance, and taxes decreased cash flow this past quarter, and the real estate company is instituting an expense savings program to pull back on capital expenditures and enhance cash flow. We will continue to monitor the cash flow with the real estate company.

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Villas De Sonoma (formerly Villas De Mar)

Location: Fort Worth, TX

Total Investment: $1,000,000

Outstanding Principal (as of 09/30/19): $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: While the property still trails underwritten physical occupancy, it continued to make up ground through Q3 2019. It closed the quarter at 84% occupancy, a 1.5% increase over the previous quarter’s close and a 14.1% increase over the low point in Q3 2018. The property’s net rental income grew by 1.5% quarter over quarter, largely due to the decrease in vacancy, which was partially mitigated by increases to bad debt and down units. Other income increased by 7.5% quarter over quarter primarily due to collections from tenants for late fees and damages to units. As a result of the rental income and other income growth, gross operating income increased by 1.9% quarter over quarter.

Expenses for the quarter expanded 12.5% over Q2, largely due to an adjustment for an increase in real estate taxes, as the property was reassessed earlier in 2019, and a 50.5% increase in utilities expense due to seasonality. Other expenses were well contained, primarily due to the property’s 85% renewal ratio. As a result of the increase to expenses, net operating income decreased by 9.6% from previous quarter.

A total of 11 upgraded units were brought online during Q3 bringing the total to 70 units, many with moderate upgrades. The moderately upgraded units allow the real estate company to bring more units online at a more accessible rate and have proven helpful in achieving physical occupancy gains.

Due to ongoing property challenges, which resulted in net neutral or negative cash flow, and capital needs at the property, the real estate company is withholding distributions and issued a $250,000 capital call in Q3 to keep operations stable. MogulREIT II received approval from its board of directors to participate in the capital call, and contributed its pro rata share of the capital call, or approximately $67,000.

After further improving operations, the real estate company plans to explore a potential sale in the first half of 2020 given the strength of the Fort Worth multifamily market.

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Avon Place Apartments

Location: Avon, CT

Total Investment: $2,500,000

Outstanding Principal (as of 09/30/19): $2,500,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: During Q3 2019, the real estate company completed renovation for 16 units with four more under construction. Since the real estate company began its unit renovation program, it has leased 17 units at an average increase of 23.3% to previous rents and 6.0% above renovated rents in our underwriting. As reported in the previous quarter, renovations had a slower start than anticipated, but the real estate company now anticipates renovations to occur regularly upon normal tenant turnover and expects to catch up on the renovations by year-end.

Q3 2019 income decreased 8.6% quarter over quarter. The negative variance is mostly driven by increased vacancy (93% vs. 84%) as a result of accelerating unit renovations as well as an increase to concessions due to leasing the newly renovated units. Our Manager is working closely with the real estate company to carefully monitor the vacancy and potentially slow down unit renovations as needed in order to maintain occupancy. Increases to other income and utility reimbursements mitigated the decrease to gross operating income, which declined 5.5% quarter over quarter. The ancillary income increased mainly due to growth in fees related to leasing, such as month to month rent, late fees, administrative fees, termination fees and pet fees.

Total expenses increased 4.9% quarter over quarter due primarily to increased real estate taxes, marketing expenses and unit turnover costs. Net operating income for the quarter reflected a 16.2% negative variance quarter over quarter, which was largely a result of the vacancy from unit turnover and renovations.

Regarding common area renovations, painting has been completed in all common areas and hallways, with the exterior painting to follow next quarter and the amenities, such as the clubhouse game room and kitchen, have been completed.

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Terrace Hill Apartments

Location: El Paso, TX

Total Investment: $3,385,320

Outstanding Principal (as of 09/30/19): $3,385,320

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: On May 31, 2019, MogulREIT II closed on its investment in Terrace Hill apartments, a 310-unit multifamily property in El Paso, TX. While Q2 was a partial quarter and primarily involved takeover initiatives (finalizing unit renovation finishes, selecting contractors for capital improvements, etc.), business plan execution was in full force in Q3. Unit renovations and exterior upgrades have commenced, the tenant base is improving, and the on-site property management team has been enhanced.

Through Q3, 24 units have been renovated, which matches the projected amount. Of the 24 renovated units, 18 were leased on average $118/month/unit above previous rents and within 3% of proforma. There has been a significant amount of construction taking place at the property, which impeded both new leasing and retaining existing tenants. Now that the HVAC project and majority of exterior improvements have been completed, leasing momentum is expected to accelerate. During the month of October, ten renovated units were leased at an average rent of $814/month vs. six units leased in September at an average rent of $741/month. Lastly, unit renovations are being completed within budget.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 7 consecutive quarters of distributions, totaling over $1,000,000. To date, 1,945 investors have invested $22.3MM into the REIT. We are also happy to share that over 73% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q3 2019, MogulREIT II has seven investments spread across six markets. We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

In Q3, economic indicators remain positive, and Commerce Secretary Wilbur Ross declared that “the U.S. economy continues its steady growth.” We agree with this inference, but continue to view the markets with cautious optimism, as we are aware that there are multiple global and domestic risks that may disrupt growth, including the ongoing trade negotiations with China, a potential recession in Germany, and increasing political tension, especially as we near the election year. We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion. According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020. The third quarter of 2019 saw a 1.9% increase in GDP, and GDP has averaged 2.3% this year. As a point of reference, 2018 ended with real GDP growth of 2.2%.

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MARKET UPDATES (CONT.)

EMPLOYMENT AND WAGE GROWTH

In June 2019, the unemployment rate was at 3.7%. It has decreased to 3.5% as of September 2019, which, according to the Department of Commerce, is the lowest level in 50 years. We believe that unemployment rate is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook. In addition to continued reduction in unemployment, real average hourly earnings increased 1.2%, seasonally adjusted from September 2018 to September 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

IMPACT OF MONETARY POLICY

In 2019, the Federal Reserve (“Fed”) has taken a softer stance on interest rates. The Fed raised rates eight times between 2016 and 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. In July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation,” issued a rate cut of 0.25 percentage points, bringing the Federal Funds Rate down to 2.25%. In September 2019, the Fed cut rates by another 0.25 percentage points to 2.0%, and most recently, cut rates by 0.25 percentage points yet again to 1.75%. While GDP growth, low unemployment and wage growth are positive indicators, the Fed’s reduction in interest rates indicates a tempered economic outlook. As a result, we are confident, yet also prepared for possible difficulties ahead.

While interest rates have risen since their low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years. As it relates to MogulREIT II, because we use leverage to acquire and fund renovations, we believe these historically low interest rates remain a driver for continuing to invest in multifamily real estate and building a portfolio for the long term.

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MARKET UPDATES (CONT.)

MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing. Since reaching its peak in 2005, the U.S. homeownership rate dropped to a historic low in Q2 2016 when it reached 62.9%. The rate has since ticked up to 64.8% as of September 2019, which we believe to be due to falling interest rates, but it remains below the long-term average. In Q2 2019, Freddie Mac conducted a survey of renters and homeowners which revealed that the upfront costs of purchasing a home were rated as the highest barrier to homeownership. Further, 80% of millennials perceived upfront closing costs as an obstacle to homeownership. As the millennial demographic represents the most likely new homebuyers, we believe this trend bodes well for the future rental market.

According to CBRE, Q3 net absorption was 115,600 units, which is the second highest third-quarter total in 21 years after last year’s Q3.

Even with continued construction activity over the past decade, the apartment sector has continued to perform very well, with vacancy rates decreasing steadily from 7.0% in 2009 to 4.5% in 2018 and down to 3.6% in Q3 2019. The vacancy rate marks the lowest level since 2000.

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MARKET UPDATES (CONT.)

INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

The most recent acquisition, Terrace Hill Apartments in El Paso, TX, typifies the investment strategy for MogulREIT II, which is to acquire apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, and interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have both a high value from an investment standpoint as well as a high value in the local community by enhancing previously underserviced apartment buildings.

From an investment standpoint, we believe that these properties offer good risk adjusted returns in today’s market as they may have in-place cash flow even during renovation periods. Further, with interest rates decreasing throughout 2019, we see additional value for acquiring assets as a borrower. Lastly, we believe that the United States is increasingly becoming a renters’ market, due in part to the millennial generation’s high student and consumer debt and later family planning than in previous generations.

Cap rates for multifamily product are near historical lows in certain markets, which is both affirmative to the investment strategy as it reflects a tightening market as well as concerning from a purchase price standpoint as asset values may be elevated. Now that our Manager has launched direct acquisitions of its own, we are experiencing firsthand the competitiveness of the multifamily market. We pass on a lot of deals as we are unwilling to compromise our stringent underwriting metrics simply because the market is hot. As a result, we have built up a cash position to deploy for our next acquisition.

For this REIT, we have targeted deals that fit into a specific box – value-add multifamily investments underwritten to a mid-teens internal rate of return and 4% to 8% cash-on-cash returns. One of the challenges of this type of product is that value-add deals typically take some time to “ramp up” to the targeted cash-on-cash return due to the initial renovation period. We have historically sought deals which feature higher cash-on-cash returns immediately upon acquisition in order to help support the REIT’s dividend, which criteria constrained our investment approach further.

We are pleased that, as mentioned above, several of the assets are targeting capital events in 2020. Any capital events will free up cash to (i) maintain our current distribution, (ii) acquire more assets and (iii) open our investment approach to include deals that may have slower “ramp up” periods. We plan to make one to two more acquisitions by Q1 2020, and while we are not counting on a capital event from one or more of our existing assets to materialize, we are keeping these potential events in mind as we build our acquisition pipeline.

We remain excited about value-add multifamily investing and believe that it provides the long-term strategy that supports the vision of the REIT. With a cautious eye to macroeconomic trends and the multifamily market, we will continue to target assets located in resilient markets that offer current income and solid growth potential. As always, we want to be prepared and we want to be able to hold onto real estate assets through multiple real estate cycles.

Thank you for your continued support of MogulREIT II, and we aim to continue meeting your expectations and being a long-term investment partner.

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DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

PRICE PER SHARE	NAV PER SHARE (ON 9/30/19)

$10.28	$10.28

Our net asset value (“NAV”) per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter (or as soon as commercially reasonable thereafter). The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access descriptions of other investments in prior quarters.

Q2 2019 Shareholder Letter

Q1 2019 Shareholder Letter

Q4 2018 Shareholder Letter

Q3 2018 Shareholder Letter

Q2 2018 Shareholder Letter

Q1 2018 Shareholder Letter

Q4 2017 Shareholder Letter

Q3 2017 Shareholder Letter

We remain excited about all that the fourth quarter of 2019 has in store for MogulREIT II and our investors. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager

Date:	November 25, 2019

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